WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

April 22, 2011

Joanna Lam
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  Sino Agro Food, Inc.
Registration Statement on Form 10
Amendment No. 2.
File No. 000-54191

Dear Ms. Lam:

We have filed on EDGAR the above Amendment No. 2.

Responses to the comments are set forth below.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

General

1.
Provide complete responses and, where disclosure has changed, indicate precisely wherein the marked version of the amendment you file we will find your responsive changes.  Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure.  Further, please provide updated disclosure with each amendment. 'This will minimize me need for us to repeat similar comments.

We have marked all changes in the marked version of the Amendment Filed on EDGAR.  We have made conforming changes in all sections where applicable.  We have updated disclosure to December 31, 2011 or later as applicable in this filing.

2
Given your registration statement became effective on January 18, 2011, sixty days after filing, you are subject to the reporting requirements of the Securities Exchange Act of 1934 and your first annual report on Form 10-K is due by March 31, 2011.

We will file the Form 10-K on or before April 15, 2011 consistent with our filing requesting an extension of the filing date for the Form 10-K to that date.

3.     Please ensure that you number the pages in your filing consecutively and do not repeat page numbers. For example, we note the first portion of your filing is numbered as page one through 57, followed by the financial statements for the nine months ended September30, 2010 numbered as pages one through 29, followed by the financial statements for the fiscal year ended numbered as pages one through 29, and finally pages. 58 through 60.

We have checked the Table of Contents to assure the references to page numbers are correct.

4.	Please provide updated disclosure with each amendment. For example, please address the following:

   · the status of the second installment of $1,000,000 due for the Livestock feed Manufacturing Technology on December 31, 2010;

We have inserted in the filing the Table below which shows the settlement details related to the proprietary technology:

Date	Description of settlements	DR. $	CR. $	Balance $
30.11.2008	Technology acquisition consideration		8,000,000.00	8,000,000.00
	Part Payment made for the acquisition	4,422.736.00		3,577,264.00
As at 31.12.2009	Due to the seller			3,577,264.00
30.07.2010	Adjustment Payments effected by issuance of 975,000 shares @ 0.75 each to a third party	1,734.00 731,250.00		2,844,280.00
31.08.2010	Payments effected by issuance of 1,625,000 shares @ 0.75 each to a third party	1,218,750.00		1,625,530.00
30. 09.2010	Payments effected by issuance of 1,380,000 shares @ 0.75 each to a third party	1,035,000.00		590,530.00
10.31.2010	Payments effected by issuance of 790,855 shares @ 0.75 each to a third party	590,530.00		0

Gain of settlement amounted to $73,950 included in loss of extinguishment of debts of $6,077,230.

See also response to Comment 22.

· the status of the fish farm development;

We have updated the status of the Fish farm and related developments as follows:

▪           As at December 31, 2010 the Chinese Businessmen have funded just under US$3.9 Million for the development of the Fishery covering the followings:
▪           Standby diesel powered generator capable of providing electricity during outages;
▪           All underground and surface drainage, water works and electrical connections;
▪           Heating provided by boiler driven heat exchangers capable of heating each tanks water 6° C in 30 minutes
▪           Dry storage of approximately 9,000 m²;
▪           Guard house, office and staff quarters to handle up to 15 personnel;
▪           Farm building measuring over 4,000 m² housing16 grow-out tanks each with the capacity to hold up to 120,000 liter of water with built-in solid waste and soluble waste filters, ultraviolet and O³ disinfectors, and aerators that will have the capacity to grow-out an average of 25 tons of fish per tank per year;
▪           A nursery facility that has the capacity to grow-out 2 million fingerlings per year from 25mm per piece to 100mm per piece;
▪           Freezing and cool room facilities;
▪           Feed processing facilities and feed preparation rooms;
▪           Landscaping areas covering more than 15,000 m² and all boundary fences of the complex; and
▪           External water holding tanks with total holding capacity of more than 3 million liters of water at any given time, supplied by 4 underground bores of various depth measuring from 80m to 150m.

At January 31, 2011, all developments mentioned above were completed and the fish farm is in operation.

•           Subsequently the Chinese Businessmen will need to provide a further sum estimated up to US$1.3 million as working capital to cover the followings within and up to the next 8 months before incomes will be generated from the sales of fish:
▪           Up to a period of 2 months for trials and testing of plants and equipment and water, nurturing of bacteria, trial growing and recording of sample species of fish to be grown in the farm, etc.; (This was completed as at February 28, 2011)
▪           Training of staffs and workers; (It was completed by February 28, 2011)
▪           Purchases of operational, feed preparation and office plants and equipment and laboratory instruments, etc. (Completed by February 28, 2011)
▪           Up to 8 months of daily administration and operation expenses; (6 more months to completion)
▪           Stocking of spare parts and components and feed staffs etc.; (On -going events) and
▪           Gradually and rotationally stocking of fingerlings in the farm from February to March 2011 in order to achieve the targeted sales of grown fish from July 2011 onwards. (25,000 Sleepy cod fingerlings and 50,000 prawn fingerlings were stocked on February 15, 2011, and the next batch consisting of 250,000 sleepy cod fingerlings will be were stocked on March 15, 2011).

      ·the related party transactions disclosure, including the shares issued to Mr. Solomon.

For the related parties’ transaction disclosure, please refer to the response to Comment 17 answer listed below in later page.

For shares issued to Mr. Solomon Lee; referring to page 45 of the disclosure statement titled under subsequent events of (ii) additional 1,738,145 shares of common stock were issued for $1,008,124 at stated value in settlement of debts due to Mr. Solomon Lee;

There were 566,145 shares and 1,172,000 shares totaling to 1,738,145 shares were issued to third parties for amount of US$328,364 and US$679,760. Totaling to US$1,008,124 on 10.31.2010 and 30.11.2010 respectively for settlement of accrued debts booked under Mr. Solomon Lee’s account due the nature of the debts required Mr. Solomon Lee’s personal guarantee and security provided by Mr. Solomon Lee.

5. Please update your Corporate Structure table to reflect the current equity ownership. For example, we note the creation of the Enping City Bi Tao A Power Fishery Development Co., Ltd. but the table current does not list an equity ownership amount.

We have updated the table as follows:

**As at February 28, 2011, the application to incorporate BT A Power BT A Power is still pending approvals of the relevant authorities of the PRC Government, and we anticipate such approvals will be granted on or before May 31, 2011.

6.          We note your disclosure the filing regard your Series A preferred stock.In Particular, you state on page 45 and Notes 19 and 23 to the financial statements that "Series A preferred stock stockholders are not entitle to receive any dividend and 80% voting rights of all votes but are entitled to rank senior over......'' You state on page 45 That the Holders of the Series A Preferred Stock have no voting power whatsoever,  except as otherwise provided by law or otherwise in the Certificate of Rights and Preference, the Holders of the Series A Preferred stock shall vote together with the share of Common Stock as a single class and , regardless of the number of share of Series A Preferred Stock outstanding and so long as at least one of such shares of Series A Preferred Stock is outstanding, shall represent 80% of all votes entitled to be voted at any annual or special meeting of shareholders of the Corporation or action by written consent of the shareholders. Each outstanding share of the Series A Preferred Stock shall represent its proportionate share of the 80% which is allocated to the outstanding shares of Series A Preferred Stock." (Emphases added.) It is unclear whether or not the Series A preferred shares entitle the holders to 80% of the voting rights of all votes.Please state this in clear, unambiguous Terms. If each outstanding share of the Series A Preferred Stock represents a proportionate share of 80% of all the voting power outstanding, please reflect this in the Tables starting on page 48.For example, we note that Mr.Solomon holds both common Stock and Series A preferred stock. As another column or as a footnote to the table on Page 48, disclose the percentage of the total voting power that Mr. Solomon holds.

In addition, factor the voting rights of the preferred shares into your description of your securities to be registered on page 56. For example, you state that "the shareholders of our Common Stock who hold, in the aggregate, more than fifty percent or the total voting rights can elect all of our directors. Clearly state, if true, that in light of the outstanding Series A preferred stock, the shares of common stock outstanding, taken as a whole, will represent only 20% of the voting power while the Series A preferred stock outstanding,taken as a whole, will represent 80% of the voting power.

7.            Please file the certificates of designation for the Series A and Series B preferred stock-

We have added the following disclosure, commencing under the first three introductory paragraphs under ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT and have filed the requested Exhibit.

Common Stock

Shareholders	Number of Common Shares	Percentage of Common Stock
Lee Yip Kun Solomon	13,500,000	24.33%
Tan Poay Teik	4,500,000	8.11%
Chen Bor Hann	900,000	1.62%
All officers and directors as a group [3 persons]	18,900,000	34.07%

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 55,474,136 shares of Common Stock issued and outstanding as of December 31, 2010.

Series A Preferred Stock
Shareholders	# of Preference Series A Shares	Percentage of Series A Preferred Stock
Lee Yip Kun Solomon	70		%
Tan Poay Teik	25		%
Chen Bor Hann	5		%
All officers and directors as a group [3 persons]	100		%

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 100 shares of Common Stock outstanding as of December 31, 2010.

Rights and Preferences of Series A Preferred Stock

VOTING RIGHTS:  The outstanding shares of Series A Preferred Stock shall vote together with the shares of Common Stock of the Corporation as a single class and, regardless of the number of shares of Series A Preferred Stock outstanding and as long as at least one of such shares of Series A Preferred Stock is outstanding, shall represent eighty percent (80%) of all votes entitled to be voted at any annual or special meeting of shareholders of the Corporation or action by written consent of shareholders.  Each outstanding share of the Series A Preferred Stock shall represent its proportionate share of the 80% which is allocated to the outstanding shares of Series A Preferred Stock.
Combined Voting Rights of Principal Shareholders Owning Common Stock and Series A Preferred Stock

NAME OF PRINCIPAL SHAREHOLDER	NUMBER OF VOTES OF COMMON STOCK	NUMBER OF VOTES OF SERIES A PREFERRED STOCK	COMBINED NUMBER OF VOTES	PERCENTAGE OF VOTES FOR COMBINED OWNERSHIP
Lee Yip Kun Solomon	13,500,000	30,737,742	44,237,742	79.74%
Tan Poay Teik	4,500,000	10,977,765	15,477,765	27.90%
Chen Bor Hann	900,000	2,195,553	3,095,553	5.58%
All officers and directors as a group [3 persons]	18,900,000	43,911,060	62,811,060	113.22%

●	Applicable % is based on 55,474,136 Common shares fully issued as at December 31, 2010.

Series B Convertible Preferred Stock

Shareholders	# of Preference Series B Shares	Percentage of Series B Preferred Stock
Lee Yip Kun Solomon	4,900,000	70%
Tan Poay Teik	1,750,000	25%
Chen Bor Hann	350,000	5%
All officers and directors as a group [3 persons] Held under a company namely Capital Adventure Inc.	7,000,000	100%

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 7,000,000 shares of Series B Convertible Preferred Stock outstanding as of December 31, 2010.

Statement of Income and Comprehensive Income, page 3

8.  We note your disclosures at page 4 indicating that you sold your 30% interest in TianQuan Science and Technology, Ltd. on October 29, 2008. We understand that you previously accounted for this investment under the equity method and have recorded a gain as result of the sale. Please address the following points:

. You label the gain on sale of $3,412,499 as "net income from discontinued operations" in your statements of income however you characterize the gain as "profit from disposal of unconsolidated equity investee" in your statement of cash flows. Please resolve this inconsistency.

· Tell us how your classification of the gain on sale as discontinued operations in your consolidated statements of income is consistent with FASB ASC paragraph 323-10-35-35 and FASB ASC paragraph 205-20-45

Profit from disposal of unconsolidated equity interest of $3,412,499 under net income from discontinued operations section is reported in both of the statements of income and other cmprehensive income and the statements of cash flows below.

Statements of Cash Flows, page 5

9.           We note your disclosure on page 4 indicating that you acquired the proprietary technologies for $8,000,000 of which $4,500,000 was paid on December I8, 2008 and the remaining balance was to be paid at scheduled dates in the future. Please address the following points:

·  We note that you have included the entire $8,000,000 in determining cash used in investing activities in your Statements of Cash Plows. If the entire $8,000,00 was not paid in 2008 as you disclose at page 4, that portion should not appear in your Statements of Cash Flows. Please submit the revisions which you believe would resolve these matters and be necessary to comply with FASB ASC Topic 230.

·  'Your disclosure on page 4 indicates that the first installment was satisfied by a payment of $1,000,000 on December 31, 2009. However we note your disclosures of proprietary technologies payable at Note 17 indicates no change in this obligation from December 31, 2008 to 2009 and we do not see this payment reflected in your Statement of Cash Flows. Please explain these inconsistencies.

Adjustments and correction have been done evidenced in the cashflow below:

SINO AGRO FOOD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND DECEMBER 31, 2009

	(Restated)
	2008	2007
	$	$
Cash flows from operating activities
Net income for the year	8,384,505	3,361,807
Adjustments to reconcile net income to net cash from operations:
Impairment loss	293,404	6,786,942
Depreciation	706,912	177,642
Net income from discontinued operation
- Profit from disposal of unconsolidated equity investee	(3,412,449)	-
Income from unconsolidated equity investee	(191,992)	(54,873)
Amortization	605,581	217,425
Changes in operating assets and liabilities:
Increase in inventories	(4,572,440)	(626,801)
Increase in construction in progress	(391,869)	(3,832,384)
Increase in deposits and prepaid expenses	(2,407,014)	(7,782,252)
Increase in due from directors	(826,867)	(8,686)
(Decrease) increase in accounts payable and accruals	(2,310,953)	633,763
Decrease in sales deposits received	-	(50,000)
Decrease in amount due to directors	-	(237,797)
Increase in other payables	4,033,565	588,114
Decrease (increase) in accounts receivables	7,844,989	(7,043,730)
(Increase) decrease in other receivables	(725,450)	9,773,184
Net cash provided by operating activities	7,029,922	1,902,354
Cash flows from investing activities
Purchases of property and equipment	(1,983,664)	(5,423,477)
Acquisition of companies, net of cash received	-	(18,786,942)
Acquisition of proprietary technologies	(4,422,736)	-
Proceeds from disposal of unconsolidated equity investee	4,405,000	-
Investment in unconsolidated equity investee	-	(745,686)
Acquisition of land use rights	(764,128)	(12,602,794)
Net cash used in investing activities	(2,765,528)	(37,558,899)
Cash flows from financing activities
Proceeds from issuance of debts	2,723,310	6,388,725
Additional contribution from non - controlling interest	-	5,187,614
Repayment of debts	(2,275,812)	-
Common stock issued	-	23,835,000
Net cash provided by financing activities	447,498	35,411,339
Effects of exchange rate changes on cash	(3,339,288)	398,520
Increase in cash and cash equivalents	1,372,604	153,314
Cash and cash equivalents, beginning of year	358,514	205,200
Cash and cash equivalents, end of year	1,731,118	358,514
Supplementary disclosures of cash flow information:
Cash paid for interest	419,130	77,495
Cash paid for income taxes	-	1,114

We have revised the disclosure as follows:

The first installment of $1,000,000 was due on December 31, 2009. A second installment was due December 31, 2010 for $1,000,000 and a third and final installment is due December 31, 2012 for $1,500,000. If the payment is made in our shares, the price per share will be valued at a three months weighted average as quoted on the OTC Pink Markets prior to the date of settlement. Currently, the entire $8,000,000 has been paid as follows:

Date	Description of settlements	DR. US$	CR. US$	Balance Due US$
30.11.2008	Part Payment made for the acquisition	4,422,736.00		3,577,264.00
As at 31.12.2009	Due to the seller			3,577,264.00
30.07.2010	Adjustments Payments effected by issuance of 975,000 shares @ 0.75 each to a third party	1,734 731,250.00		2,844,280.00
31.08.2010	Payments effected by issuance of 1,625,000 shares @ 0.75 each to a third party	1,218,750.00		1,625,530.00
30. 09.2010	Payments effected by issuance of 1,380,000 shares @ 0.75 each to a third party	1,035,000.00		590,530.00
10.31.2010	Payments effected by issuance of 790,855 shares @ 0.75 each to a third party	590,530.00		0

10.  We note your disclosure on page 15 indicating that you purchase livestock feed and sell fertilizer to third parties by way of barter transactions. You also indicate that you have unwritten barter trade arrangements with farmers, whereby the farmers may pay for the feed with their livestock. Please provide disclosures of your accounting policy related to these non-monetary transactions and quantify the amounts of gross operating revenues and costs you recorded in your Statement of Income for each period presented to comply with FASB ASC Section 845-10-50.

We have revised our disclosure to read as follows:

Livestock Feed

ZhongXing also sells part of the livestock feed produced by ZhongXing in Fengning to the farmers in the region.   Raw materials such as corn, sunflowers and various other types of cereal seeds and pasture grass are shredded and mixed to the exact nutrients contents desired for the dairy cows or cattle by using our specially designed mixing machines.   Excess livestock feed is stored in our storage facilities up to 25,000 tons at a time for use during winter period that normally lasts approximately 5 months of the year.

There are many cash crops growers in Fengning that grow corn, sunflowers and various other types of cereal seeds and pasture grass crops.  We do source part of such raw materials from these growers for our livestock feed manufacturing operation by requesting the growers / suppliers to cultivate their cropping field with organic fertilizer that may be supplied by us or other suppliers by way of (barter trade in earlier days during 2007 but normal trade from 2008 onward without barter trade ) by supplying to these growers organic fertilizer manufactured by us, to ensure that these raw materials are organically grown at source.

Organic Fertilizer

Manure of our herds of animal is collected and processed into fertilizer, part of which is sold to the regional farmers in the region.  Currently we are producing more fertilizer than we could use for our purpose, and therefore we sell our surplus fertilizer by way of (barter trade in earlier days during 2007 but normal trade from 2008 onward without barter trade ) by supplying the regional farmers with our organic fertilizer in return for their harvested produces as the raw materials for our livestock feed manufacturing operation. to some the regional growers who are supplying raw materials to us for our manufacturing of our live stock feed.

Regulatory Environment, page 16
11.
We note your statement that the PRC's Foreign Exchange Control Act will restrict your repatriation your investment in and returned gain on ZhongXing, and will not enjoy the legal protection under Chinese laws governing foreign investments. Please expand your disclosure to address the effect this may have on your current investors.

We have added the following disclosure:

The effect to the current investors is minimal because although investment in ZhongXing at this stage is not protected under Chinese laws governing foreign investments, it is still protected under domestic commercial and company laws of China which entitle SIAF the legal right to control the assets of ZhongXing retain or contribute and to distribute to its share of profit or Loss of ZhongXing and ownership of ZhongXing’s assets and liabilities, similarly to the legal situation in other developed countries. However, the issue appears to be the repatriation of funds arising from SIAF’s share of profits received from ZhongXing’s operation and/or SIAF’s share of capital investment in ZhongXing that is being made over the next two years while ZhongXing is still developing within the P.R.C. In this respect, SIAF paid dividend in 2010 to its shareholders (investors) include profit gained from ZhongXing’s profit derived in 2009, and similarly it is anticipated that a dividend will be paid in 2011 that will also include ZhongXing’s profit derived in 2010.

Note 4 - Income Taxes, page 19

11. We note you disclose that you are not subject to taxation in China, Belize, Malaysia,    Hong Kong and Macau. Please describe your U.S. tax obligations, providing the disclosure to comply with FASB ASC Section 740-10-50.

Our company was incorporated in the United States of America. It has no trading operations in United States of America and no US corporate tax has been provided in the financial statements of SIAF.

Note 7 - Deposits and Prepayments, page 20

13. We note that your report $5,434,313 of prepayments for purchase of milk cows, dairy farm    and containers as of December 31, 2009 and 2008. Please describe the nature of these prepaid expenses, and explain why these expenses were not amortized during the periods presented.

The table below explains the nature of these prepaid expenses during the period and subsequently their updated status as at 12/31/2010.

Nature of the prepaid expenses	As at 12.31. 2008	As at 12.31.2009	As at 12.31. 2010
	RMB	RMB	RMB
Deposit payments made on the Purchase of young cows to be imported from Uruguay	13,800,000.	13,800,000.	13,800,000
Pre and Part payments made for building and construction materials	16,092,303.	14,788,068	24,610,415.
Part payments made on the purchase of land	4,350,000.	4,350,000.	4,350,000
Deposit and part payments made on the purchase of plants and equipment	4,178,289.	4,178,289.	2,587,350.

Total	38,420,592.	37,116,357.	45,347,765.

Reasons of why the items mentioned above were not subjected to amortization:

●          We contracted with a PRC Government owned Imported and Export Entity to buy 1380 heads of young cows in 2008 to be imported from Uruguay when these cows will reach a minimum age of 18 months old to a maximum age of 2 year old subjecting to their bill of health will be qualified within the imported regulation of the PRC, however, in 2010, their certification of health did not meet the said imported standard, such that, the importation was delayed until such time their said health standard will be met.

●          Until such time, the items referred above will be converted into fixed assets, they are not being amortized.
●

Note 8 - Accounts Receivable, page 20

14.        We note that you have classified $9.3 million of your accounts receivable as "long-term" as of December 31, 2009 and 2008. We also understand that you have not recorded an allowance for doubtful accounts as of the end of either year presented. Please explain why you believe collectability of these long term receivables was still reasonably assured as of December 31, 2009, and provide details on their current collection status.

We believe the collectability of these long term receivables are reasonably assured as at current date of February 28, 2011 for reasons as follows:

●          As of December 31, 2009, the sum of US$9.3 million was owed collectively between two customers with $5.75 Million and $3.57 Million owing by Customer (1) and Customer (2) respectively. Whereas Client (1) is a Financial Institution and a Property Developer providing financing for Property and Business Developments in the PRC, and Client (2) is the owner of a Super Market Chain and a Property Developer in the PRC such that we believe that these clients are highly reputable entities with substantial credentials in the PRC markets to honor their commitments with our Company.

●          During the past three years, the majority of our Servicing and Consulting contracts in our PRC Fishery Division were introduced by and obtained either with customer connected to or directly with these two customers, such that we believe that we have developed a good and long term business relationship with these two customers.

●          We built our Demonstration Fish farm in 2010 instead of in 2009 which delayed the launching of sales of the fish Farms (calculated up to 1,000 APMs collectively) intended to be built and developed by these customers within their designated localities in the PRC using our A Power RAS Technology specified in their respective Developer Licenses granted by our Company. Now that our Demonstration Fish Farm is in operation, we are expecting that these two customers will start their operation and generate revenues within the current year of 2011.

●          They have good payment history with us., The Table below reflects the historical transactions of clients referring to the accounts receivable of $9.3 million defined as “Long Term” as of December 2009 and 2008:

Customer 1		DR. $	CR. $	Balance $
As at Beginning of 2008	Grant of license			10,000,000
In year 2008	Total fees billed	562,497.33
	Total collected		4,811,657.6
As at 31.12.2008	Total			5,750,839.73
In year 2009	Total fees billed	726,702.00
	Total collected		726,702.00
As at 31.12.2009				5,750,839.73
In year 2010	Total billed	678,000.00
	Total collected		728,000.00
As at 31.12.2010				5,400,839.73

Customer 2		DR. $	CR. $	Balance $
As at Beginning of 2008	License fee granted			2,978,231.30
In year 2008	Total collected		31,896.58
As at 31.12.2008				2,946,334.72
In year 2009	Opening adjustment	628,000.00	-
As at 31.12.2009				3,574,334.72
In year 2010	Total collected		516,130.00
As at 31.12.2010				3,058,204.72

●         Customer 2 outstanding balance is expected to be fully paid on or before 31.12.2011 and is now secured by a memorandum of understanding between Customer 2 and the Company for the sale and purchase of a block of land that Customer agreed to sell to us. This land measures 190,000 m2 and is situated adjacent to one of our HU plantations in the Enping City with a market value at US$6.75 Million of land.

Note 15 - Investment in Unconsolidated Corporate Joint Venture, page 23

15.        We note your disclosures indicating that you performed an evaluation of the 45% equity interest in Qinhai Sanjiang A Power Agriculture Co. Ltd.("SJAP") that you acquired in May 2009 and concluded that SJAP was not a variable interest entity requiring consolidation in the financial statements for the year ended December 31, 2009. We understand that you performed a similar evaluation in July 2010 and concluded that SJAP did qualify as a VIE and that you are the primary beneficiary of SJAP's expected losses or redidual returns, resulting in consolidation of SJAP in your financial statements for the interim period ended September 30, 2010. Please describe the events and changes in circumstances that caused you to conclude that SJAP is a variable interest entity requiring consolidation.

The reasons for the changes are as follows:

●          Back in May 9, 2009, The Board of directors of Sanjiang A Power (SJAP) consisted of 7 members; 3 appointees from Qinghai Sanjiang, 1 from Garwor, and 3 from us such that we did not have majority interest represented in the Board of Directorship of SJAP.

●          On May 7, 2010, Qinghai Sanjiang sold and transferred its shareholding in Sanjiang A Power to Garwor. The aforesaid sale and transfer was approved by the “State Administration for Industry And Commerce of PRC” of Xining City Government and an amended Certificate of Approval for the incorporation of Sanjiang A Power as a sino-foreign joint venture company was subsequently issued on July 20, 2010.

Consequently Garwor and us agreed that the new board of directorship of SJAP would consist of 3 members; 1 appointee from Garwor and 2 appointees from us, such that we have majority interest in the directorship of SJAP, and at the same time, and in accordance with the Sino Joint Venture Agreement, the Financial controller of SJAP was our appointee.

Note 16 - Licence Rights, page24

16.             We understand that you were granted an A Power Technology License through an agreement with Infinity Environmental Group Limited in August 2006. We note your disclosures stating that the Company was "required to pay the licence fee covering 500 units of APM as performance payment to Infinity on or before July 31, 2008." Please address the following points:

·   A. Tell us whether you paid the license fees to Infinity. The date you made these payments and how you have recorded these payments in your annual and interim financial statements.
·   B. To the extent that you have not made the payments on or before July 31, 2008, please clarify whether you still maintain the rights to A Power Technology License.
 ·  C. We note that you report $1 as license rights on you Balance Sheet as of December 31, 2009 and 2008. Please clarify whether these license rights relate to the A Power Technology
     License and explain the basis for the $1 you have ascribed to these license rights.

A. and B.  We have paid license fees to Infinity and they have been recorded on our balance sheet as set forth below.  These payments related solely to our rights to A Power Technology.

Date	Description of transactions	DR. US$	CR. US$	Balance US$
As at 31.07.2007	Due to Infinity for the contractual 500 units of APM		2,500,000	2,500,000
20.12.2007	Payment made to Infinity under our CR#(08)Infinity201207	2,500,000
07. 01. 2008	Due to Infinity for an additional 500 units of APM contracted to one of our clients in 2008		2,500,000	2,500,000
18.09. 2009	Payments made to Infinity under our CR#001	2,500,000		0
31.12.2009				0

C.  The $1 recorded for license rights not related to A Power Technology License, but a different RAS Technology which we don’t intend to use in our fishery developments in China, however, it may still be useful and applicable in other countries, (i.e. Vietnam or Indonesia etc.) that's why we did not write it off for the time being.

We have reflected this in our Form 10 disclosure.

Related Party Transactions, page 40
17.           We note you have several amounts owed to the company from certain directors and other related parties. Please provide an analysis as to how you are in compliance with Section 13(k) of the Exchange Act, which prohibits personal loans to directors and executive officers.

The table below shows the changes in related parties transactions that effectively satisfy the referred compliance.

Mr. Rui Xiong He , director of the Company and Hang Sing Tai Agriculture Development Co Ltd, subsidiary of the Company
Included in other payables, due to Mr. Rui Xiong He is $nil and $16,985 as of December, 31, 2010 and December 31, 2009 respectively. The amount is unsecured, interest free and has no fixed term of repayment.

Xiang Jun Fang, director of the Company and Hang Sing Tai Agriculture Development Co Ltd, subsidiary of the Company
Included in other receivables, due from Mr. Xiang Jun Fang is $nil and $260,101 as of December, 31, 2010 and December 31, 2009 respectively. The amount is unsecured, interest free and have no fixed term of repayment.

Included in other payables, due to Mr. Xiang Jun Fang is $nil and $150,057 as of December, 31, 2010 and December 31, 2009 respectively. The amount is unsecured, interest free and has no fixed term of repayment.

Mr. Solomon Yip Kun Lee, Chairman
Included in due to directors, due to Mr. Solomon Yip Kun Lee is $926,196 and $nil as of December, 31, 2010 and December 31, 2009 respectively. The amount is unsecured, interest free and have no fixed term of repayment.

Included in due from directors, Mr. Solomon Yip Kun Lee is $nil and $74,039 as of December, 31, 2010 and December 31, 2009, respectively. The amount is unsecured, interest free and has no fixed term of repayment.

Michael Bor Hann Chen, director and company secretary
Included in due from directors, due from Mr. Michael Bor Hann Chen is $nil and $38,228 as of December, 31, 2010 and December 31, 2009 respectively. The amount is unsecured, interest free and has no fixed term of repayment.

Qinghai Sanjiang A Power Agriculture Co., Ltd (“SJAP”), investee	Included in other payable, due to SJAP is $nil and $2,494 as of December, 31, 2010 and December 31, 2009, respectively. The amount is unsecured, interest free and has no fixed term of repayment.

Mr. Xi Ming Sun, director of ZhongXingNong Nu Co., Ltd
Included in other payable, due to Mr. Xi Ming Sun is $213,223 and $nil as of December, 31, 2010 and December 31, 2009 respectively. The amount is unsecured, interest free and have no fixed term of repayment.

Mr. Yi Lin Zhao, director of Qinghai Sanjiang A Power Agriculture Co., Ltd
Included in other payable, due to Mr. Yi Lin Zhao is $19,661 and $nil as of December, 31, 2010 and December 31, 2009 respectively. The amount is unsecured, interest free and have no fixed term of repayment.

Notes: Banking Regulations and tax laws in China and the trading habit of the farming society are in general rather different to many other Western Developing Countries, (i.e. Maximum daily Cash withdrawn from banks is limited to RMB50,000. / consecutive day without having to go through regulatory application processes, a company is not allowed to issue paid-cheque to a person with its current bank account, in the agriculture sector, growers and suppliers would deal mainly in cash transactions and most of the taxes for goods sold and purchased are to be paid up-front by buying the tax coupons in advance and others etc.). It is due to these reasons, it is necessary for the company to keep certain cash balances under the accounts of respective directors to be able to operate efficiently.

We have revised our disclosure as follows:

The Company needs to bring cash directly to the farmers to buy material and other inputs from the farmers.  This cash is given to the Directors personally but solely for this purpose.  But because the money is given in cash to Directors, we are technically required to record the amounts in our account as "due from directors" or "other receivable-related party". After the material or other inputs were bought back, we credit the amount in "due from directors" or "other receivable——related party" such that we don’t regard the referred transactions are personal loans to the directors for the purpose of Section 13(k) of the Exchange Act.

The Table below details these transactions:

Date	Name of director account	DR $	CR $	Balance $
As at 31.12.2009	Due to, Mr. Rui Xiong He,		16,985	-16,985
As at 31.12.2010	Repayment made to Mr. Rui Xiong He	16,985		0

As at 31.12.2009	Due from Mr. Xiang Jun Fang	260,101.		260,101
	Due to Mr. Xiang Jun Fang		150,057	110,044
As at 31.12.2010	Due from Mr. Xiang Jun Fang	0		0
	Due to Mr. Xiang Jun Fang		0	0
As at 31.01.2011	Balance of Mr. Xiang Jun Fang			0

As at 31.12.2009	Due to Mr. Solomon Lee		964,766	-964766
	Due from Mr. Solomon Lee	73,164		-891,602
As at 31.12.2010	Due to Mr. Solomon Lee		5,796,742.	-5,796,742.
	Due from Mr. Solomon Lee	3,007,296		2,789,445
As at 31.12.2010	Balance due to Mr. Solomon Lee			-3,007,297

As at 31.12.2009	Due from Mr. Chen Bor Hann	0		0
As at 31.12.2010	Due to Mr. Chen Bor Hann		0	0

As at 31.12.2010	Due to Mr. Xi Ming Sun		213,223	-213,223

As at 31.12.2010	Due to Mr. YiLin Zhao		19,661	-19,661

Executive Compensation, page 51

18.        Please update your disclosure throughout this section to reflect your executive compensation for the fiscal year ended December 31, 2010.

We have updated our disclosure as follows:

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our Principal Executive Officer, our two most highly compensated executive officers other than our CEO who occupied such position at the end of our latest fiscal year and up to two additional executive officers who would have been included in the table below except for the fact that they were not executive officers at the end of our latest fiscal year, by us, or by any third party where the purpose of a transaction was to furnish compensation, for all services rendered in all capacities to us or our subsidiary for the latest fiscal years ended December 31, 2009 and December 31, 2010.

Name and Principal Position	Fiscal Year Ended	Salary($)	Option Awards ($)	Total ($)

Mr. Lee Yip Kun Solomon, Chief Executive Officer	2009	336,000	0	336,000
	2010	336,000		336,000

Mr. Tan Paoy Teik, Chief Marketing Officer	2009	174,000	0	174,000
	2010	174,000		174,000

Mr. Chen Bor Hann, Secretary	2009	60,000	0	60,000
	2010	60,000		60,000

19.        We note your statement that all stock awards that are not vested are not reflected in your disclosure and will only be reflected when they have vested. Please revise your disclosure to include the information required pursuant to Item 402 of Regulation S-K, including the number of shares or units of stock that have not vested in your Outstanding Equity Awards at Fiscal-year End table.

We have updated our disclosure as follows:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END DECEMBER 31, 2010.

Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised unearned options(#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)
Mr. Lee Solomon Yip Kun	0	0	0	0		672,000	967,680
Mr. Tan Paoy Teik	0	0	0	0	0	348,000	501,120
Mr. Chen Bor Hann	0	0	0	0	0	120,000	172,800

Unaudited Financial Statements for the Interim Period Ended September 30, 2010

Statements of Income, page 3

20.        We note you present a reversal of impairment loss in the amount of $ 303,791 in your statement of income for the interim period. Subsequent reversal of previously recognized impairment losses is prohibited by FASB ASC paragraph 350 - 20 - 35 - 13 and FAXB ASC paragraph 350-30-35-20. Please revise your Statements of Income accordingly, or tell us why you believe that this literature does not apply to you.

Reversal of impairment loss of $303,791 was cancelled and reflected in consolidated statement of income and other comprehensive income for the year ended December 31, 2010

SINO AGRO FOOD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND DECEMBER 31, 2009

	2010	2009
	$	$
Revenue	40,551,066	21,725,839
Cost of goods sold	18,097,641	9,385,442
Gross profit	22,453,425	12,340,397
General and administrative expenses	(3,551,561)	(2,852,084)
Net income from operations	18,901,864	9,488,313
Other income (expenses)
Other income	226,586	26
Loss on extinguishment of debts	(6,077,230)	-
Interest expense	(354,140)	(470,019)
Net income (expenses)	(6,204,784)	(469,993)
Net income before income taxes	12,697,080	9,018,320
Provision for income taxes	-	-
Net income	12,697,080	9,018,320

Less: Net income attributable to the non - controlling interest	(4,196,258)	(2,210,381)
Net income attributable to the Sino Agro Food, Inc. and subsidiaries	8,500,822	6,807,939
Other comprehensive income	.
Foreign currency translation gain	2,097,324	31,118
Comprehensive income	10,598,146	6,839,057
Less: other comprehensive income attributable to the non - controlling interest	(461,411)	(1,359)
Comprehensive income attributable to Sino Agro Food, Inc. and subsidiaries	10,136,735	6,837,698
Earnings per share attributable to Sino Agro Food, Inc. and subsidiaries common stockholders:
Basic	$0.16	$0.13
Diluted	$0.14	$0.13
Weighted average number of shares outstanding:
Basic	54,223,823	52,889,473
Diluted	61,223,823	52,889,473

Corrections has been amended in the Income Statement above.

We note that net income presented in your statements of income for the nine month periods ended September 30, 2010 does not correspond to the amounts reported in your statements of cash

	2010	2009
	$	$
Cash flows from operating activities
Net income for the year	12,697,080	9,018,320
Adjustments to reconcile net income to net cash from operations:
Depreciation	1,255,551	820,193
Amortization	956,555	865,512
Loss on extinguishment of debts	6,077,230	-
Common stock issued for services	530,809	-
Changes in operating assets and liabilities:
Increase in inventories	(2,813,716)	(900,170)
Increase in deposits and prepaid expenses	(4,040,445)	-
Decrease in due from directors	112,267	723,286
Increase in due to a director	3,403,200	-
Decrease in accounts payable and accrued expenses	(365,363)	(274,486)
Increase (decrease) in other payables	2,682,364	(85,551)
Increase in accounts receivable	(5,054,833)	(4,809,241)
Increase in other receivables	(2,082,189)	(687,874)
Net cash provided by operating activities	13,358,510	4,669,989
Cash flows from investing activities
Purchases of property and equipment	(4,479,880)	(1,414,336)
Investment in unconsolidated corporate joint venture	-	(242,669)
Acquisition of land use rights	(3,223,411)	(858,195)
Payment for construction in progress	(2,984,687)	(1,771,686)
Net cash used in investing activities	(10,687,978)	(4,286,886)
Cash flows from financing activities
Series A Preferred stock issued for cash	100	-
Common stock issued for cash	-	215,250
Proceeds from debts	-	2,435,221
Dividend paid	(357,538)	-
Repayment of long term and short term debt	(3,059,788)	(2,435,221)
Net cash (used in) provided by financing activities	(3,417,226)	215,250
Effects of exchange rate changes on cash	2,276,133	31,116
Increase in cash and cash equivalents	1,529,439	629,469
Cash and cash equivalents, beginning of year	2,360,587	1,731,118
Cash and cash equivalents, end of year	3,890,026	2,360,587
Supplementary disclosures of cash flow information:
Cash paid for interest	354,140	470,019
Cash paid for income taxes	-	-
Non-cash transactions:
14,461,000 shares of common stock were issued for settlement of debts and proprietary technologies payable	14,360,520	-
5,190,002 shares of common stock were cancelled	-	-
519,559 shares of common stock issued for employee's compensation	519,559	-

Note 18 - Other Payable, page 26

21.        We note that you no longer report a liability related to your proprietary technologies payable as at September 30, 2010. Please tell us how you settled this obligation and whether you have recorded a gain or loss on settlement.

Table below shows the settlement details related to the proprietary technology:

Date	Description of settlements	DR. $	CR. $	Balance $
30.11.2008	Technology acquisition consideration		8,000,000.00	8,000,000.00
	Part Payment made for the acquisition	4,422,73600		3,577,264.00
As at 31.12.2009	Due to the seller			3,577,264.00
30.07.2010	Adjustment Payments effected by issuance of 975,000 shares @ 0.75 each to a third party	3,734.00 731,250.00		2,844,280.00
31.08.2010	Payments effected by issuance of 1,625,000 shares @ 0.75 each to a third party	1,218,750.00		1,625,530.00
30. 09.2010	Payments effected by issuance of 1,380,000 shares @ 0.75 each to a third party	1,035,000.00		590,530.00
10.31.2010	Payments effected by issuance of 790,855 shares @ 0.75 each to a third party	590,530.00		0

Gain of settlement amounted to $73,950 included in loss of extinguishment of debts of $6,077,230.

Note 19 - Shareholders' Equity, page 26

23.        We note your disclosures stating that "11,932,000 shares of common stock were issued for $4,801,900 at stated     value in settlement of debts due to third parties." Please describe the nature of these debts, the fair value you ascribed to the stock issued to settle the debts and whether you have recorded a gain or loss on extinguishment.

The 4,801,900.00 Debt settled by issuance of common shares include the debt of $2,985,000 owed by our subsidiary Tri-way due to a third party for payments of Proprietary Technology acquisition, and other debts accrued under Promissory Notes for $1,816,900.00 collectively.
The common shares were issued at various prices that were above the par value of 0.001 per share and mutually agreed between SIAF and the respective creditors.

The Company entered  several  agreements with third parties to settle debts by issuance of the Company’s common stock. The shares issued by the Company were valued at the trading price of the stock on the date the share were issued. Any excess of the fair value of the shares over the carrying cost of the debt has been reported as a loss on the extinguishment of debts has been charged to operation during the year ended December 31, 2010.

So loss of extinguishment of  debts of $6,077,230 was recorded.

24.        We note your disclosures indication that you issued 497,059 shares of common stock to employees as stock based compensation. With a view toward disclosure, please provide a narrative discussion of your accounting policy related to these share based payments and include the disclosures required by FASB ASC Section 718-10-50 in a separate footnote to your finacial statements.

The Company adopts both ASC Topic 718, “Compensation - Stock Compensation” and ASC Topic 505-50,“Equity-Based Payments to Non-Employees” using the fair value method. Under ASC Topic 718 and ASC Topic 505-50, stock compensation expenses is measured at the grant date on the value of the option or restricted stock and is recognized as expenses, less expected forfeitures, over the requisite service period, which is generally the vesting period.